July 29, 2020	W. Thomas Conner Shareholder +1 202 312 3331 tconner@vedderprice.com

VIA ELECTRONIC MAIL AND EDGAR TRANSMISSION

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Brighthouse Life Insurance Company — Initial Registration Statements on Form S-3

Brighthouse Life Insurance Company:
Brighthouse Shield® Level 10 Annuity (File No. 333-238213)
Brighthouse Shield® Level Select Advisory Annuity (File No. 333-238215)

Brighthouse Life Insurance Company of NY:
Brighthouse Shield® Level 10 Annuity (File No. 333-238214)

Dear Mr. Oh:

On behalf of Brighthouse Life Insurance Company (“BLIC”) and Brighthouse Life Insurance Company of NY (“BLNY,” and together with BLIC, the “Registrants”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) provided to us via telephone on July 10, 2020 with regard to the registration statements on Form S-3 (the “Registration Statements”) filed under the Securities Act of 1933, as amended (the “Securities Act”) with the Commission on May 13, 2020, which relate to three individual single premium deferred index-linked separate account annuity contracts (referred to herein as the “Contracts”) to be issued by BLIC or BLNY, specifically: (1) the Brighthouse Shield® Level Select Advisory Annuity issued by BLIC (“BLIC Advisory”); (2) the Brighthouse Shield® Level 10 Annuity issued by BLIC (“BLIC Level 10”); and (3) the Brighthouse Shield® Level 10 Annuity issued by BLNY (“BLNY Level 10”). Capitalized terms used but not otherwise defined herein have the meanings set forth in the prospectuses.

1401 I Street NW, Suite 1100 | Washington, DC 20005 | T +1 202 312 3320 | F +1 202 312 3322
Vedder Price P.C. is affiliated with Vedder Price LLP, which operates in England and Wales, Vedder Price (CA), LLP, which operates in California, and Vedder Price Pte. Ltd., which operates in Singapore.

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

To facilitate the Staff’s review, we provided certain marked courtesy copies of the prospectus for each of the Contracts, including a marked copy of BLIC Level 10 against its current prospectus. Unless indicated otherwise, page references herein are to the foregoing marked courtesy copy of the BLIC Level 10 prospectus provided to the Staff. The Registrant understands and acknowledges that except where specifically indicated otherwise, each of the Staff’s comments also pertain to the BLIC Advisory and BLNY Level 10 prospectuses. Finally, when comments apply only to one prospectus, that prospectus is identified in parenthesis after the caption to the comment.

Each Registration Statement was filed because of the requirement in Rule 415(a)(5) under the Securities Act to file a new registration statement within three years of the effective date of the initial registration statement. The two BLIC Registration Statements were also filed to register additional interests in the Contracts. In addition, the Registration Statements reflect certain non-material disclosure updates and clarifying edits.

For ease of reference, each of the comments of the Staff is set forth below, followed by the Registrants’ response. In cases where the Registrants’ response indicates that the Registrants have proposed revised disclosure to the prospectus, the pages of the prospectus, as so revised, are filed herewith.

1.	Facing Sheet

Comment:        In the “Calculation of Registration Fee” table on the Facing Sheet, delete the footnote reference “(2)” from the heading of the last column.

Response:        Rather than deleting the footnote reference “(2),” because there will be a new footnote “(2)” added to the table in the pre-effective amendments to each Registration Statement (the “Pre-Effective Amendments”), the footnote reference “(2)” will be retained. For reference, footnote 2 is set forth below:

“2            These securities were registered and any applicable filing fee was paid in the original filing of this registration statement. No additional securities are being registered in this pre-effective amendment no. 1.”

2.	Powers of Attorney

Comment:        Please provide revised powers of attorney (“POAs”) that are specific to each Registration Statement by adding each Registration Statement by name to the POA listings, including the newly-assigned 1933 Act file numbers.

Response:        Each Registrant confirms that it will file revised POAs as requested with the Pre-Effective Amendments.

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

3.	Cover Page of Prospectus

Comment:        Please ensure that the date of each prospectus is dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

Response:        The Registrant confirms that each prospectus will be dated approximately as of the effective date of the applicable Registration Statement, consistent with Rule 423 under the Securities Act.

4.	Interim Value Calculation (page 21)

Comment:        Please consider adding after the word “die” in the second line of the carry-over paragraph at the bottom of page 21, a parenthetical similar to that included in the discussion on page 11 regarding the effect of death on the calculation of Interim Value.

Response:        The Registrants do not believe it is necessary to make the referenced disclosure on page 21 exactly match the referenced disclosure on page 11. The disclosure in the entire subsection on page 11 captioned “Effect of Withdrawals, Surrender, Annuitization or Death” is risk disclosure intended to caution Contract Owners that the “method we use in calculating your Interim Value may result in an amount that is less than the amount you would receive had you held the investment until the Term End Date” (emphasis added). The risk factor then goes on to give examples of the amount a Contract Owner would receive in various situations and the fact that the amount could be less than the amount that would be received at Term End Date. In the case of a death triggering the return of premium death benefit, the death benefit could impact the calculation of the amount received. That is, the Contract Owner may receive the amount of the death benefit if greater than the Interim Value. Accordingly, in this context (i.e., disclosure regarding the amount that a Contract Owner may receive as a result of a withdrawal, surrender, Annuitization or death), the referenced parenthetical is useful and germane disclosure.

In contrast, the context of the referenced disclosure on page 21 is a general explanation of how Interim Value is calculated—as to which the death benefit is not a factor—and how the use of accrued rates affects performance. The specific disclosure referenced explains first that Interim Value is calculated using accrued values for the Shield Rate, Cap Rate and Step Rate. It then explains that upon the occurrence of certain events (including death) the Contract Owner will not receive the full benefit of these rates but instead will receive the accrued percentage to the date of the annuitization, payment of the death benefit, withdrawal or surrender. Since the disclosure on page 21 explains how Interim Value is calculated, and the return of premium death benefit is irrelevant to such calculation, the Registrants respectfully decline to make the requested change.

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

5.	Systematic Withdrawal Program (page 25)

Comment:        Please incorporate a concise explanation of the salient aspects of the systematic withdrawal program from pages 25-26 into the “Key Features of the Contract” chart beginning on page 8, including specifically the last two sentences of the paragraph immediately preceding “Example 3 – Withdrawals.”

Response:        In response to the Staff’s comment, the Registrants will add the following disclosure to the referenced chart, with respect to BLIC Level 10 and BLNY Level 10.

Systematic Withdrawal Program

You may elect the Systematic Withdrawal Program to provide automated processing of amounts withdrawn from your Contract, subject to program terms. We do not assess a charge for the program and you may terminate your participation in the program at any time. Withdrawals under the Systematic Withdrawal Program are subject to the same Withdrawal Charge provisions and risks as any other withdrawals under the Contract. Moreover, since Withdrawal Amounts from a Shield Option will reduce the Investment Amount for that Shield Option by the percentage reduction in the Interim Value of that Shield Option, a withdrawal when Index Performance is negative will cause a greater percentage reduction in the Investment Amount relative to the percentage reduction for the same Withdrawal Amount when Index Performance is positive. Since withdrawals under the Systematic Withdrawal Program are automatic, you will have no control over the timing of those withdrawals. See “WITHDRAWAL PROVISIONS – Systematic Withdrawal Program” for availability and other restrictions.

The foregoing disclosure will also be included for BLIC Advisory. However, since BLIC Advisory is not subject to a Withdrawal Charge, the words “Withdrawal Charge provisions and” (see fifth line down from the top in the above disclosure) will not appear in the description of the Systematic Withdrawal Program in the BLIC Advisory prospectus.

6.	Death Benefits – General Death Benefit Provisions (page 31)

Comment:        With respect to the ten year period reference in the first paragraph under “General Death Benefit Provisions,” provide brief prospectus disclosure of the significance of the reference to the ten year period, and, if necessary, provide a more general explanation supplementally to the Staff.

Response:        The Registrants note that, as a result of the Setting Every Community Up for Retirement Enhancement Act of 2019, Pub. L. 116-94 (the “SECURE Act”), the Internal Revenue Code of 1986, as amended (“IRC”), § 401(a)(9)(H)(i)(I) provides that the general post-death required distribution period is changed from “five years” to “ten years”—i.e., “If the Beneficiary under a Qualified Contract is the Annuitant’s spouse, the tax law generally allows distributions to begin by the year in which the Annuitant would have reached 72 (which may be more or less than ten years after the Annuitant’s death)” (emphasis

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

added). Similarly, the reference in the foregoing statement to the year in which the Annuitant would have reached 72 also reflects an update (from 70) in accordance with the special rule for spouse of the deceased Annuitant under IRC § 401(a)(9)(B)(iv). The Registrants believe that the disclosure at issue—i.e., the first sentence under the sub-caption “General Death Benefit Provisions,”—is clear and accurately reflects changes under the SECURE Act. The Registrants also note that the surviving spouse exception under IRC § 401(a)(9)(B)(iv) overrides the general requirement under the SECURE Act that payments generally must be distributed within ten years of the annuitant’s death.

7.	Death Benefits (page 31)

Comment:        The Staff notes that various revisions have been made to this section. Please confirm that corresponding revisions have been made to the other two Registration Statements.

Response:        The Registrants confirm that corresponding revisions were made to each of the other two Registration Statements.

8.	Additional Information regarding IRAs – Purchase payments (page 42)

Comment:        Please confirm whether the deleted disclosure in the first sentence of this section is no longer applicable, or retain and revise this disclosure as necessary.

Response:        The Registrants confirm that the deleted disclosure is no longer applicable. The SECURE Act repealed the prohibition under prior law (formerly, IRC § 219(d)(1)) against making a non-rollover contribution to a traditional IRA past age 70 1⁄2.

9.	Independent Registered Public Accounting Firm (page 51)

Comment:        Please ensure that all required information in this section will be included in the Pre-Effective Amendments and confirm that the reports referenced in the first sentence of this section will be incorporated by reference as required as of the expected effective date of each Registration Statement.

Response:        The Registrants confirm that this section will be completed so that all periodic reports required to be incorporated by reference as of the expected effective date will be so incorporated.

10.	State Variations (page 51)

Comment:        Please represent supplementally that all material state variations have been disclosed in the prospectus. The Staff notes that to the extent additional state variations are required to be disclosed, the Registrants may do so by adding an appendix listing material state variations.

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

Response:        We respectfully note that we have worked closely with members of the Staff on several occasions in the past to ensure that the current disclosure—”[t]his prospectus describes all the material features of the Contract”—is not misleading and contains no material omissions. We note in this regard that the second to last sentence in this section was added at the specific behest of the Staff. The Registrants continue to believe that this disclosure strikes the right balance to ensure that Contract Owners are not continually receiving prospectus supplements about new or revised state variations, while ensuring that the prospectus discloses what is material to investors: that the prospectus describes all material features of the Contract.

For these reasons, the Registrants have consistently declined to add disclosure to the effect that the prospectus discloses “all material state variations” in addition to all “material features of the Contract.” The Registrants continue to believe that explaining to Contract owners that there may be differences in Contract features and benefits due to state law variations and then providing them with examples of those differences, is the appropriate level of disclosure and that a detailed chart showing every material difference state by state (with the concomitant necessity to make subjective decisions about which state variations are “material”) may be overwhelming and potentially confusing to Contract Owners. Because the Registrants do not believe that a detailed listing of state variations is useful or appropriate disclosure, they respectfully decline to represent supplementally to the Staff that the prospectus describes all material state variations.

11.	Information Incorporated by Reference (page 52)

Comment:        Please ensure that all required information in this section will be included in the Pre-Effective Amendments and confirm that in addition to the current Form 10-K that will be incorporated by reference, any subsequently filed report that has been filed prior to the expected effective date of the Registration Statement will be incorporated by specific reference to those filings and that all periodic reports filed after that date will be “forward” incorporated by reference.

Response:        The Registrants confirm that all required information in this section will be included in the Pre-Effective Amendments. The Registrants also confirm that in addition to the current Form 10-K that will be incorporated by reference, any subsequently filed report that will have been filed prior to the expected effective date of the Registration Statement will be incorporated by specific reference to those filings and that all periodic reports filed after that date will be “forward” incorporated by reference.

12.	Key Features of the Contract – Death Benefits (page 52) (BLNY Level 10)

Comment:        The Staff notes that the caption “Death Benefits” in the BLNY Shield Level 10 Registration Statement differs from the caption in the BLIC Level 10 Registration Statement, which reads “Death Benefit.” Please explain or reconcile this difference.

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

Response:        Because there is one death benefit provided under each Contract, the term “Death Benefit” will be used in each Registration Statement in the “Key Features of the Contract” chart and elsewhere where appropriate (such as in the main “Death Benefit” section in the prospectus.

13.	Rate Crediting Types – Cap Rate (page 17) (BLNY Level 10)

Comment:        The Staff notes that the fifth sentence in this section, which includes the underscored “states in your Contract, but will not be less the (2%),” differs from the corresponding sentences in the BLIC Level 10 and BLIC Advisory Registration Statements. Please reconcile the disclosure in each Registration Statement or explain supplementally to the Staff the basis for the differences in this disclosure.

Response:        The Registrants confirm that the disclosure differences between BLNY Level 10 on the one hand, and BLIC Level 10 and BLIC Advisory on the other hand, are attributable to applicable New York state laws and regulations.

14.	Independent Registered Public Accounting Firm (page 50) (BLNY Level 10)

Comment:        Supplementally confirm to the Staff that the deletion of the word “consolidated” in reference to the financial statements of BLNY is correct. The Staff notes that the disclosure at issue now varies from the BLIC Level 10 and BLIC Advisory Registration Statements.

Response:        Each Registrant acknowledges the Staff’s comment and notes that the disclosure at issue will be reviewed by its independent registered public accounting firm and updated, as necessary in the applicable Pre-Effective Amendment. For the Staff’s reference, it is the Registrants’ understanding that the word “consolidated” will also be deleted in the corresponding section of the BLIC Level 10 and BLIC Advisory Registration Statements.

As always, we appreciate the Staff’s review of and comments on the Registration Statements. Please contact the undersigned at (202) 312-3331 or Nathaniel Segal at (312) 609-7747, with question or comments.

Very truly yours,

/s/ W. Thomas Conner
W. Thomas Conner
Shareholder

WTC/daa

VP/#37602853.9

Mr. Sonny Oh

July 29, 2020

cc:	Michele H. Abate, Associate General Counsel, Brighthouse Financial, Inc.
Dionne Sutton, Corporate Counsel, Brighthouse Financial, Inc.
Nathaniel Segal, Vedder Price

VP/#37602853.9